DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2007 MAY -1 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: 82-34989

07023082

20 April 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 13 April to 18 April 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Guy Johnson
Company Secretary

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	20 April 2007

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 13/04/2007

RNS Number:8688U
Debenhams plc
13 April 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc

2. Reason for the notification
Special Notification for DTR

3. Full name of person(s) subject to the notification obligation:

Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached

N/A

8. Notified details:

ISIN GB00B126KH97

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of voting rights: 38,092,931 (indirect); % of voting rights: 4.43% (indirect).

B: Financial Instruments

N/A

Total A +B

38,092,931 = 4.43% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Newton Investment Management Limited hold these shares as a discretionary investment manager

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFERSTIVLID

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Interim Results

Released: 17/04/2007

RNS Number:9640U
Debenhams plc
17 April 2007

17 April 2007

Debenhams plc

Interim Results for the 26 weeks to 3 March 2007

Debenhams plc, the leading department stores group, today announces its interim results for the half year to 3 March 2007.

Financial Highlights:

- Pre-tax profits £105.5 million, up 34.4%
- Sales £1,287.8 million, up 5.8%
- Like-for-like sales down 4.5%
- Underlying earnings per share 9.5p, down from 11.1p
- Interim dividend of 2.5p, payable on 4 July 2007 to shareholders on the register on 8 June 2007
- Free cash flow £98.9 million (2006 £99.1 million)
- Net debt £1,031.5m

Business Highlights

- Store refurbishment programme to be significantly accelerated
- New website fully launched

- Launch of Mantaray and Gorgeous own brands

- Roches store conversions ahead of schedule and performance on track

- 132 department stores open and a pipeline of 29 contracted new stores

- Seven Desire stores open with 5 new stores contracted

- 32 international stores open including new stores in Germany and Russia and 20 further stores contracted

Rob Templeman, Chief Executive, said:

"Sales from 4th March (the beginning of the second half year) to 15th April were 2.9% above last year (6.9% lower on a like-for-like basis). Although the comparative period last year was particularly strong, sales achieved during these weeks are below our expectations. Clearly it is very early in the period but given this trend we must plan on the basis that like-for-like sales performance may be negative in the second half. Any shortfall in sales will inevitably impact on gross margins and we are therefore taking actions to mitigate its effect on profits in the second half. Nevertheless we expect profit for the year to be below current market expectations.

During the last 18 months we have necessarily focused our capital expenditure on new store openings and acquisitions including Allders and Roches. We are now planning to refit around 60 of our stores in the next 18 months. The refits may cause some disruption but this investment will ensure that Debenhams stays at the forefront of the UK retail market.

Throughout the business we are investing in better in-store service levels and more contemporary presentation. I am confident that our investment in product, value, service and our stores will drive like-for-like sales later in the calendar year."

There will be a presentation for analysts today at 9.30am at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP.

Enquiries:

Media

College Hill
Andy Cornelius 020 7457 2822
Duncan Murray 020 7457 2823

Analysts

Debenhams plc

Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernisation strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Chairman's Statement

During the first half of the 2006/07 financial year the Debenhams business has continued to grow. A step change in space expansion has been achieved through the acquisition from Roches of nine stores in Ireland and we have opened new Desire and international franchise stores and a new Department store in the UK. However, in a difficult retail market, like-for-like sales were 4.5% lower than the same period last year. Growth will continue to be driven by the strong pipeline of new space; there is also potential in the core business from the strength of product and value of our Designers at Debenhams and own-brands and from the refurbishment of existing stores.

In addition to the nine Roches stores, Debenhams opened a new store in Llandudno in the first half of the year. Trading footage since last year has increased by 10.4%. In total 132 Department stores were trading at the end of the half year and contracts have been signed for a further 29 stores. Nevertheless, Debenhams is still under-represented and there is potential to increase to 240 Department stores in the United Kingdom.

Three new Desire by Debenhams stores opened in the first half and there are now seven stores trading in the UK. It is a unique concept predominantly selling Designers by Debenhams and other exclusive own-brands in stores of 12-18,000 sq ft of trading space. The stores are successful, with higher sales densities and margins than Department stores, and we continue to refine the model to further

enhance performance. There is a considerably shorter lead time for a new Desire store than a Department store; two new Desires will open in the second half year, contracts have been signed for two further stores to open within the next 12 months and we are in various stages of negotiation for a number of further stores; it has the potential in total for 100 stores in high street and retail park locations.

The international franchise and internet businesses have the capacity to expand rapidly from the current base. The first stores in Russia, Germany and Romania opened this year and we now have 35 franchised stores in 16 countries. The internet offers great opportunities to Debenhams through the main transactional site, the sale of certain products through micro-sites, and to the wedding gift business.

The UK retail market is challenging. Consumer spending has been affected by three recent increases in interest rates, bringing them to their highest level in over three years, as well as higher utility and council tax bills and subdued wage increases. In this economic environment, it is even more important that we build on the strengths of the business.

The management team have put together an action plan for 2007 to enhance the store environment through an increased focus on the refurbishment as well as the new store programme, increased style and fashion through the growth of designers and other exclusive ranges, and through sharper value-for-money supported by premium product marketing.

I would like to thank all our employees for their continued hard work and enthusiasm over the peak first-half trading period.

The strategy for growth over the next few years, outlined in May 2006 at the time of the IPO, remains unchanged but its execution has been accelerated through increased space expansion from the Roches acquisition and through increasing the refurbishment programme to around 60 stores over the next 18 months.

In light of the actions being taken to improve sales and our confidence in the performance of the business in the medium term, the board has decided to pay an interim dividend of 2.5p per share. This will be paid on 4th July to shareholders on the register on 8th June 2007.

Chief Executive's Review

Gross transaction value for the first half of the financial year increased by £71.0 million to £1,287.8 million, an increase of 5.8% over the corresponding period last year. The principal drivers of growth were department store space expansion, the roll-out of the Desire by Debenhams format and the increase in our international franchise stores.

Like-for-like sales at 4.5% below last year were below our expectations, predominantly caused by an underperformance in our menswear division and disappointing sales from our outerwear and knitwear ranges.

Debenhams continues to offer a unique and differentiated customer proposition.

We have a diverse brand and product mix with a particular focus on style and fashion through our Designer at Debenhams ranges and our own exclusive brands. We have taken action to enhance our product offer across our ranges with particular emphasis on building on our designer and style heritage and reinforcing our quality and value proposition. Our menswear division has been strengthened and the product offer reviewed and re-balanced.

Financial Performance

In the twenty-six weeks to 3rd March 2007 gross transaction value rose to £1,287.8 million. Underlying operating profit, after adjusting, as at the full year, for lease costs and for the costs of share-based payments, was £148.4 million, a decrease of £21.2 million compared to last year.

Underlying profit before tax was £116.2 million compared to £135.6 million last year, and underlying earnings per share 9.5p compared to 11.1p last year. The underlying profit before tax and earnings per share measures remove non-comparable items, reflect the number of shares in issue following the re-listing and are consistent with how the business is managed internally. On a reported basis earnings per share were 8.8p compared to 11.7p last year. Cash inflow from operating activities was £173.4 million and net debt at the end of the half year was £1,031.5 million.

Products and Supply Chain

Although our total sales for the period under review have grown, the underlying performance from some of our clothing ranges was clearly disappointing. Menswear sales were poor with a number of our product ranges not achieving their expected sell through. A new Head of Menswear has been appointed; the division has also undergone a full product review to ensure that the appropriate actions are taken to address the issues identified and to rebalance the product mix. We have expanded our opening price point participation to approximately 13% of our ranges and re-sourced a number of product lines to support the margin. A new own bought surfwear/leisure brand under the Mantaray label has just been launched for the Spring/Summer season and work continues on addressing some of the underperforming brands.

Within our clothing divisions we also experienced a large sales decline in outerwear and knitwear sales, which account for some 38% of our own-bought ranges during the Autumn/Winter season.

Sales from our other divisions, such as Health & Beauty, Accessories and Lingerie continued to demonstrate growth. During the second half of this financial year we are introducing more designer ranges into our Home division with the launch of new collections from Jane Packer and Jeff Banks.

Designers at Debenhams have been a success for the Company and will continue to form the basis of our growth and innovation. In the first half year we expanded the ranges of successful designers such as Betty Jackson and entered into new contracts with Melissa Odadash for women's swimwear and accessories and with Jane Packer for flowers, vases and other home products. The first Limited Edition collection was launched in the half year. Each season, selected designers, such as Jasper Conran and Julien Macdonald, release a limited number of fashion and accessory pieces produced from high-quality fabrics. Designer sales increased as a proportion of own-bought sales in the first half and our

target is to achieve sales in excess of £400 million this year.

The actions identified following the review of our supply chain in 2004 continue to be implemented. We focus on fewer, better suppliers, have expanded the products directly sourced and have further developed our sourcing hubs through the opening in September of an office in Turkey. We are shortening lead times and so increasing the availability of on-trend merchandise and improving the management of markdowns. We have increased the investment in our own design resource and in fabric and production management. Our investment in logistics, particularly the new warehouse in Peterborough, as well as improving the data on deliveries and the standards of presentation to the stores, has resulted in efficiency gains.

Store Portfolio

Although Debenhams has a retail heritage of more than 100 years, we only have 132 Department stores across the United Kingdom and the Republic of Ireland. We remain under-represented in many large cities and towns across the country which presents us with significant expansion opportunities.

Debenhams now trades from 10.2 million square feet of prime retail space. We continue to focus on our programme of expanding our Department store network, alongside investing in the refurbishment of our core stores.

New Department Stores

One of the key growth drivers for Debenhams is to expand the store portfolio across the country, particularly into some of the larger retail destinations such as Liverpool, Newcastle and Bath where we are not currently represented.

Good progress has been made with our store acquisition programme. At the half year end we had a new store pipeline of 29 Department stores contracted to open. In the first half of this year we opened a new store in Llandudno, have since opened the re-sited Wigan store in an exciting new position and will complete before the year-end the opening of a new store in Warrington.

On 12th September 2006, the Company completed the acquisition from Roches of nine stores in the Republic of Ireland. These stores are in prime retail locations and have enabled us to gain critical mass within the country.

The integration of the former Roches stores and their conversion to the Debenhams' format is progressing well. Seven of the nine stores have now been largely converted and we expect to convert the remaining two stores by the end of the year.

New Department stores continue to achieve a high return on capital invested and, alongside our refurbishment programme, represent one of the best areas for the deployment of capital for shareholders.

Desire by Debenhams

Three further Desire stores opened in the first half of the year, at Birmingham Fort, Merthyr Tydfil and Kirkcaldy, and two more stores, in Altrincham and Walton on Thames, are scheduled to open in the second half. The stores feature women's fashion, lingerie, cosmetics and accessories; following analysis of the results from the initial stores the accessories range has been expanded and childrenswear now forms part of the core product ranging. Desire has a higher own-bought participation and achieves higher gross margins than the department stores. It benefits by leveraging off the existing Debenhams infrastructure but there are also benefits to the Department store business, for example applying aspects of the way in which Desire presents own brands in new Department stores (such as Llandudno) and refurbishments.

International

Our international franchise business continues to extend the global reach of the Debenhams' brand. During the first half of this year we opened our first franchise store in Russia, and at the end of the half year there were 32 stores in 15 countries. Since the end of the half year we have opened a third store in Germany, one in Kuwait and our first store in Romania. We have contracted to open a further 17 stores with identified sites by the end of the 2009 financial year.

Internet

The new website was launched before Christmas. It has the capacity to manage the significant demand for our products in this rapidly growing market. In addition to increasing the availability of our ranges to a wider audience, the new site also has enhanced navigation and search features. There has been a significant increase in orders and average order value since it was launched and our objective is to build on this new platform and develop the internet into one of our largest stores.

Refurbishment Programme

During the first half of the year we continued our rolling programme of refurbishments. The newly-refitted stores demonstrate strong performance compared to our un-modernised stores and attractive returns on invested capital.

We intend to significantly accelerate our refurbishment programme and in total over the next 18 months will refit around 60 of our stores. In the latest phase of refurbishments we will be introducing some visual merchandising and shop-fit elements from our Desire stores into the department store programme

CSR

Corporate social responsibility issues are integral to all aspects of the Company's operations. The Company's main focus in this area continues to be on it's supply chain, in particular on compliance with the Debenhams' Supplier Code of Conduct and the controls, inspections and audits, working with the Ethical Trading Initiative, of the factories in which our goods are made. Other CSR initiatives in this half include a move to recycled carrier bags (we have changed the Debenhams core carrier bags to 100% recycled material), the launch of Fairtrade cotton in our lingerie ranges, the serving of Douwe Egberts Good Origin Coffee (coffee beans that are certified as deriving from 100% sustainable

sources) throughout our 160 restaurants and cafes, and a programme of reducing the amount of energy used in stores with on-target performance earning a top-up to the store's prize fund.

Outlook

Sales from 4th March (the beginning of the second half year) to 15th April were 2.9% above last year (6.9% lower on a like-for-like basis). Although the comparative period last year was particularly strong, sales achieved during these weeks are below our expectations. Clearly it is very early in the period but given this trend we must plan on the basis that like-for-like sales performance may be negative in the second half. Any shortfall in sales will inevitably impact on gross margins and we are therefore taking actions to mitigate its effect on profits in the second half. Nevertheless we expect profit for the year to be below current market expectations.

During the last 18 months we have necessarily focused our capital expenditure on new store openings and acquisitions including Allders and Roches. We are now planning to refit around 60 of our stores in the next 18 months. The refits may cause some disruption but this investment will ensure that Debenhams stays at the forefront of the UK retail market.

Throughout the business we are investing in better in-store service levels and more contemporary presentation. I am confident that our investment in product, value, service and our stores will drive like-for-like sales later in the calendar year.

Consolidated Income Statement

For the 26 weeks ended 3 March 2007

	Note	Unaudited 26 weeks to 3 March 2007 £m
Revenue	2	997.5
Cost of sales		(815.0)
Gross profit		182.5
Distribution costs		(23.3)
Administrative expenses		(19.6)
Analysed as:		
Administrative expenses before exceptional items		(19.6)
Exceptional administrative expenses	4	-
Operating profit		139.6
Analysed as:		
Operating profit before exceptional items		139.6
Exceptional operating items	4	-
Interest receivable and similar income	5	3.8

Interest payable and similar charges	6	(37.9)
Analysed as:		
Interest payable and similar charges before exceptional items	6	(37.9)
Exceptional interest payable and similar charges	4,6	-
Profit before taxation		105.5
Taxation	7	(31.4)
Analysed as:		
Taxation before exceptional items		(31.4)
Taxation credit on exceptional items		-
Profit for the financial period attributable to equity shareholders	11	74.1

Earnings per share attributable to the equity shareholders (expressed in pence pe

		Pence per share	P
Basic	9	8.8	
Diluted	9	8.8	
Underlying earnings per share (non-GAAP measures)	9	9.5	

Dividends per share (expressed in pence per share)

		Pence per share	P
Dividends per share	8	2.5	

All Group operations during the financial periods were continuing operations.

Consolidated Statement of Recognised Income & Expenses

For the 26 weeks ended 3 March 2007

	Unaudited 26 weeks to 3 March 2007 £m
Profit for the financial period	74.1
Actuarial gain/ (loss) recognised in the pension scheme	6.6
Movement on deferred tax relating to the pension scheme	(2.0)
Cash flow hedges	

- Net fair value gains (net of tax)	6.0
- Recycled and adjusted against the initial	2.5
measurement of the acquisition cost of inventory	
- Reclassified and reported in net profit	-
Net gains recognised directly in equity	13.1
Total recognised income attributable to the equity of the Group	87.2
Adoption of IAS 32 and IAS 39 (net of tax)	-

Consolidated Balance Sheet

At 3 March 2007

	Note	Un
ASSETS		
Non current assets		
Intangible assets		
Property, plant and equipment		
Financial assets		
- Available for sale investments		
- Derivative financial instruments		
Retirement benefit assets		
Deferred tax assets		
Current assets		
Inventories		
Trade and other receivables		
Financial assets - Derivative financial instruments		
Cash and cash equivalents		
LIABILITIES		
Current liabilities		
Financial liabilities		

- Bank overdraft and borrowings

- Derivative financial instruments

Trade and other payables

Current tax liabilities

Provisions

Net current liabilities

Non current liabilities

Financial liabilities

- Bank overdraft and borrowings (1

- Derivative financial instruments

Deferred tax liabilities

Other non-current liabilities

Provisions

Retirement benefit obligations

(1

Net assets/(liabilities)

SHAREHOLDERS' EQUITY
Share capital
Share premium

Merger reserve

Reverse acquisition reserve (1

Hedging reserve

Other reserves

Retained deficit

Total equity 11

Consolidated Cash Flow Statement

for the 26 weeks ended 3 March 2007

	Note	Unaudite 26 weeks t 3 Marc 200 £
Cash flows from operating activities		
Cash generated from operations	12	173.
Interest received		3.
Interest paid		(34.0
Tax received		0.
Net cash generated from operating activities		143.
Cash flows from investing activities		
Purchase of intangible assets		(8.4
Purchase of property, plant and equipment		(36.1
Proceeds from sale of property, plant and equipment		
Net cash used in investing activities		(44.5
Cash flows from financing activities		
Drawdown of Term Loan Facility		
Drawdown of Senior Term Loan		
Repayment of Senior Term Loan		
Proceeds from issue of ordinary shares		
Debt issue costs		(2.7
Appropriation - settlement of 'B' Loan Notes		
Appropriation - settlement of 'C' Loan Notes		
Dividends paid to shareholders		(20.5
Purchase of shares by Debenhams Retail Employee Trust 2004 ("DRET")		(0.1
Appropriation by DRET		(9.7
Net cash used in financing activities		(33.0
Net increase/(decrease) in cash and cash equivalents		65.
Cash and cash equivalents at beginning of financial period		0.
Cash and cash equivalents at end of financial period	13	66.

1 Basis of preparation

The Group's interim results for the 26 weeks ended 3 March 2007 have been prepared in accordance with the Listing Rules of the Financial Services Authority using the accounting policies set out in the Group's 2006 Annual Report and Financial Statements.

The Group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its 2007 interim statements and, therefore, this interim financial information is not in full compliance with IFRS.

The Group's interim consolidated financial information is not audited and does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Comparative figures for the year ended 2 September 2006 have been extracted from the Group's 2006 Annual Report and Financial Statements, on which the auditors gave an unqualified opinion and did not include a statement under section 237(2) or (3) of the Companies Act 1985. The full financial statements for that year have been filed with the Registrar of Companies.

The Directors believe that the underlying operating profit and earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with underlying profit measures used by other companies.

Non-GAAP measure

	26 weeks to 3 March 2007 £m	26
Operating profit before exceptional items	139.6	
Leases with fixed annual increments in rent	7.3	
Share-based payments	1.5	
Underlying operating profit before exceptional items	148.4	

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believe that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a better guide to the value of the overall activity of the Group.

	26 weeks to 3 March 2007 £m
Gross transaction value	1,287.8

4 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

	26 weeks to 3 March 2007
	£m
Operating exceptional items:	
Admission to the London Stock Exchange	-
Other exceptional item	-
Total operating exceptional items	-
Write off of capitalised debt costs on refinancing (note 6)	-
Interest on refinancing (note 6)	-
Total exceptional items before tax	-

Financial period ended 2 September 2006

Admission to the London Stock Exchange

Costs relating to the Company's Admission to the London Stock Exchange include taxation and restructuring advice of £1.0 million, legal and professional fees of £1.0 million, bonuses of £1.1 million and other advisory services of £1.5 million, relating to printing costs, marketing and public relations all of which related to the Admission.

Other exceptional items

Restricted cash of £10.3 million is held by The Debenhams Retail Employee Trust 2004. As a consequence of the Company's Admission to the London Stock Exchange the trustees agreed to distribute £10.0 million of this restricted cash to the beneficiaries of the Trust, creating an exceptional cost of £10.0 million.

Interest on refinancing

On 30 May 2006 the Group refinanced its debt, which resulted in the repayment of the senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs associated with the senior credit facility, which amounted to £33.5 million. All fees associated with the new term loan facility are being amortised over the term of the facility.

Additional interest expense of £2.1 million relating to the early repayment of the senior credit facility was incurred on refinancing. As a result of the refinancing the interest rate hedging strategy required the restructuring of the interest rate swap portfolio. This resulted in the close out of the interest rate cap and the restructuring of the two forward start interest rate swaps at a cost of £0.5 million.

5 Interest receivable and similar income

	26 weeks to 3 March 2007 £m	26
Interest on bank deposits	3.8	
Fair value gain on interest rate swaps transferred from	-	

equity

3.8

6 Interest payable and similar charges

	26 weeks to 3 March 2007 £m	2
Interest payable and similar charges		
Bank loans and overdrafts	(33.5)	
Amortisation of issue costs on loans	(1.9)	
Interest payable on finance leases	(2.5)	
Interest payable before exceptional items	(37.9)	
Exceptional items - interest payable and similar charges		
Unamortised issue costs written off on repayment of the senior term loan (note 4)	-	
Premium on early settlement of the senior term loan (note 4)	-	
Cost of restructuring the interest swap portfolio (note 4)	-	
Exceptional items - interest payable and similar charges	-	
Interest payable and similar charges after exceptional items	(37.9)	

7 Taxation

The taxation charge for the 26 weeks ended 3 March 2007 is based on an estimated effective tax rate for the full year of 29.8% (year ended 2 September 2006: 29.6%).

8 Dividends

The Company paid a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share on 4 January 2007. The directors are proposing an interim dividend in respect of the 26 weeks ended 3 March 2007 of 2.5 pence per share which will absorb an estimated £21.5 million of shareholders' funds. It will be paid on 4 July 2007 to shareholders who are on the register of members at close of business on 8 June 2007.

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year. At 3 March 2007 and 4 March 2006, the performance criteria for the vesting period of the share options had not been met and consequently the shares in question are excluded

from the diluted earnings per share calculation.

9 Earnings per share (continued)

Basic and diluted earnings per share

	26 weeks to 3 March 2007		26 w	
	Basic £m	Diluted £m	Basic £m	
Profit for the financial period	74.1	74.1	55.1	
	Number m	Number m	Number m	
Weighted average number of shares	859.0	859.0	500.0	
Shares held by ESOP (weighted)	(16.6)	(16.6)	(29.7)	
Shares issuable (weighted)	-	3.2	-	
Adjusted weighted average number of shares	842.4	845.6	470.3	
	Pence per share	Pence per share	Pence per share	Pe
Earnings per share	8.8	8.8	11.7	

Underlying earnings per share

The underlying earnings per share reflects the underlying performance of the business compared with the prior period and is calculated by dividing underlying earnings by the number of shares in issue at the period end.

	26 weeks to 3 March 2007 £m
Profit for the financial period	74.1
Exceptional items	-
Leases with fixed annual increments in rent	7.3
Share-based payments	1.5
Interest adjustments	1.9
Adjustment to tax charge to reflect the above items	(3.2)
Underlying profit for the period	81.6

	Number m
Issued share capital at 2 September 2006 and at 3 March 2007	859.0

	Pence per share
Underlying earnings per share	9.5

Underlying profit is used by management as a measure of profitability within the Group. It is defined as profit before exceptional items, the impact of leases with fixed annual increments in rent, charges relating to share-based payments, debt amortisation costs and adjustments for 53 week periods (if applicable). In addition, in 2006 the Group underwent significant re-financing. In consequence, the statutory interest and related financing costs for 2006 and 2005 are not comparable. The adjustments for interest in 2006 and 2005 assumes that the 2006 re-financing, which took place after the date of Admission, was effective at the beginning of the year ended 2 September 2006 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

The comparison of performance period on period has also been made complex by costs incurred as a result of the Company's Admission to the London Stock Exchange on 9 May 2006 which increased the number of shares issued by the Company. The underlying earnings per share uses the capital structure as at 2 September 2006 (which remains unchanged at 3 March 2007) to eliminate the effect of these changes.

10 Acquisition of a business

On 12 September 2006 the Group acquired the business and assets of 9 stores based in the Republic of Ireland. The consideration for this acquisition was e44.1 million, with e30.1 million payable on completion, e5 million payable on the first anniversary and e9 million on the second anniversary of completion. The assets acquired included stock, fixtures and equipment at each of the stores and related goodwill.

All tangible and intangible assets acquired have been recognised at their respective fair values. The provisional fair values of the tangible fixed assets, stock and receivables acquired were e20.7 million, e15.1 million and e0.9 million respectively.

The residual excess over the net assets acquired has been recognised as goodwill and provisionally amounts to e7.4 million. Goodwill represents the intrinsic value to the Group of being able to trade the Debenhams brand in these stores.

11 Consolidated statement of changes in shareholders' equity

	26 weeks to 3 March 2007 £m
Opening shareholders' equity	53.3
First time adoption of IAS 32 and 39	-
	53.3
Profit for the financial period	74.1
Actuarial gain/(loss) gain in pension schemes	6.6
Movement in deferred tax relating to pension schemes	(2.0)
Dividends paid	(20.5)
Cash flow hedges	8.5
Employee share ownership plans (net of tax)	1.5
'A' Loan Notes held by DRET	-
'C' Loan Notes held by Baroness Employee Limited Partnership	-
Issue of shares	-
Purchase of treasury shares for DRET	(0.1)
Closing shareholders' equity	121.4

12 Cash generated from operations

	26 weeks to 3 March 2007
	£m
Profit for the financial period	74.1
Taxation	31.4
Depreciation	43.6
Amortisation	3.2
Loss/(profit) on disposal of property, plant and equipment	-
Employee options granted during the year	1.5
Appropriation by DRET	-
Fair value (losses)/gains on derivative instruments	(0.9)
Swap costs	-
Net movements in provisions	(3.7)
Interest income (note 5)	(3.8)
Interest expense (note 6)	37.9
Difference between pension charge and contributions paid	(5.6)
Net movement in long-term liabilities	18.8
Changes in working capital	
Increase in inventories	(23.4)
Increase in trade and other receivables	(7.4)
Increase in trade and other payables	7.7
Cash generated from operations	173.4

13 Analysis of changes in net debt

	At 2 Sept 2006 £m	Cash fl
Analysis of net debt		
Cash	34.0	34
Bank overdrafts	(33.7)	31
Cash and cash equivalents	0.3	65
Debt due within one year	3.6	
Debt due after one year	(1,038.0)	2
Finance lease obligations due within one year	(3.0)	
Finance lease obligations due after one year	(59.0)	
	(1,096.1)	68

14 Financial information

Copies of the statutory accounts are available from the Company's registrars - Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (0870 600 3970), and at the Company's registered office, 1 Welbeck Street, London, W1G 0AA.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IR GUURWCUPMPUQ

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Directorate Change

Released: 17/04/2007

RNS Number:9642U
Debenhams plc
17 April 2007

Debenhams plc

Debenhams plc announces that Guido Padovano has resigned as a non-executive director with effect from 17th April 2007. This will allow him to give more time to his other business interests as a Managing Director of the Merrill Lynch Global Private Equity Division.

John Lovering the Chairman of Debenhams plc, said:

"I would like to thank Guido, on behalf of the board, for his contribution to the success of the Company since his appointment at the time of the acquisition in 2003".

Enquiries

Media

College Hill	
Andy Cornelius	020 7457 2822
Duncan Murray	020 7457 2823

Analysts

Debenhams plc	
Rob Templeman, Chief Executive	
Chris Woodhouse, Finance Director	020 7408 3302

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAUNSRRBBRSAUR

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 18/04/2007

RNS Number:1174V
Debenhams plc
18 April 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Debenhams plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Formal notification due to transitional provisions of the Disclosure and Transparency Rules	x
3. Full name of person(s) subject to the notification obligation :	CVC European Equity III Limited
4.Full name of shareholder(s) (if different from 3.:	CVC European Equity Partners III LP CVC Europe Enterprise (Cayman) LP CVC Europe Enterprise (Domestic) LP CVC European Equity Partners III Parallel Fund A LP CVC European Equity Partners III Parallel Fund B LP
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A - shareholdings are unchanged
6. Date on which issuer notified:	22 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary	N/A	N/A	73,491,736			8.56%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights 73,491,736 % of voting rights 8.56%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
CVC European Equity III Limited is general partner of the limited partnership known as CVC European Equity III General Partner LP, which is the general partner of each of the limited partnerships known as CVC European Equity Partners III LP, CVC European Equity Partners III Parallel Fund - A LP and CVC European Equity Partners III Parallel Fund - B LP.
CVC European Equity III Limited is the parent company of CVC Europe Enterprise GP Limited, which is the general partner of each of the limited partnerships known as CVC Europe Enterprise (Domestic) LP and CVC Europe Enterprise (Cayman) LP.

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: This notification obligation arises under the transitional provisions of the Transparency Rules. There has been no actual change in CVC's shareholding in Debenhams plc.

    Three co-investment vehicles having rights to invest alongside the CVC funds listed above hold shares in Debenhams plc. These are Capital Investors 2002 Limited (900,824 shares), Citicorp Capital Investors Europe Limited (4,254,470 shares) and Citi Europe Co-Invest LP (851,394 shares). These entities are not under the control of CVC European Equity III Limited and hence have not been included in this notification.

14. Contact name: G.A.Johnson, Company Secretary, Debenhams plc

15. Contact telephone number:
    020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFSRSEITLID

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 18/04/2007

RNS Number:1130V
Debenhams plc
18 April 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Debenhams plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	X

This notification is made pursuant to Article 30 (2) of the Transparency Directive.

3. Full name of person(s) subject to the notification obligation:	1. David Bonderman and Jim Coulter 2. TPG Advisors III, Inc. (Delaware) 3. TPG GenPar III, L.P. (Delaware) 4. TPG Partners III, L.P. (Delaware) 5. TPG Delta Holdco L.L.C. 6. TPG Advisors IV, Inc. (Delaware) 7. TPG GenPar IV, L.P. (Delaware) 8. TPG Partners IV, L.P. (Delaware) 9. TPG Delta Holdco II L.L.C.
4. Full name of shareholder(s) (if different from 3.:	TPG Delta Holdco III L.L.C. is a direct shareholder but does not cross the 3% threshold of voting rights in the issuer.
5. Date of the transaction (and date on which the threshold is crossed or reached if	N/A - shareholdings are unchanged

different):

6. Date on which issuer notified:	
7. Threshold(s) that is/are crossed or reached:	13%.
8. Notified details:	David Bonderman and Jim Coulter have reached the 13% threshold of voting rights in the issuer through their indirect shareholdings. TPG Advisors III, Inc. (Delaware) have reached the 6% threshold of voting rights in the issuer through their indirect shareholdings. TPG GenPar III, L.P. (Delaware) have reached the 6% threshold of voting rights in the issuer through their indirect shareholdings. TPG Partners III, L.P. (Delaware) have reached the 6% threshold of voting rights in the issuer through their indirect shareholdings.. TPG Delta Holdco L.L.C. have reached the 6% threshold of voting rights in the issuer through their indirect shareholdings. TPG Advisors IV, Inc. (Delaware) have reached the 7% threshold of voting rights in the issuer through their indirect shareholdings. TPG GenPar IV, L.P. (Delaware) have reached the 7% threshold of voting rights in the issuer through their indirect shareholdings. TPG Partners IV, L.P. (Delaware) have reached the 7% threshold of voting rights in the issuer through their indirect shareholdings. TPG Delta Holdco II L.L.C. have reached the 6% threshold of voting rights in the issuer through their direct shareholdings.

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary Shares (ISIN CODE: GB00B126KH97)			113,135,197	113,135,197		13.171%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	113,135,197	% of voting rights	13.171%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
David Bonderman and Jim Coulter - 13.171% (as shareholders of TPG Advisors III Inc. (Delaware) and TPG Advisors IV, Inc. (Delaware).

Direct shareholders
(1) TPG Delta Holdco LLC (6.124%)
(2) TPG Delta Holdco II L.L.C. (6.434%)
(3) TPG Delta Holdco III L.L.C. (0.613%)
Parent companies of (1) with 6.1% notifiable interests
TPG Partners III, L.P. (Delaware) - as a shareholder of (1)
TPG GenPar III, L.P. (Delaware) - as general partner to TPG Partners III, L.P. (Delaware)
TPG Advisors III, Inc. (Delaware) - as general partner to TPG GenPar III, L.P. (Delaware)
Parent companies of (2) and (3) with 7% notifiable interests
TPG Partners IV, L.P. (Delaware) - as a shareholder of (2) and (3)
TPG GenPar IV L.P. (Delaware) - as general partner to TPG Partners IV, L.P. (Delaware)
TPG Advisors IV, Inc. (Delaware) - as general partner to TPG GenPar IV L.P. (Delaware)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:This notification obligation arises under the transitional provisions of the Transparency Rules. There has been no actual change in TPG's shareholding in Debenhams plc.

14. Contact name: Guy Johnson, Company Secretary, Debenhams plc

15. Contact telephone number: 020 7408 3529

.

END
HOLILFLRSTITLID

END